UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 5, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

5 August 2015

CSR plc

Shareholder Notification

CSR plc (“the Company”) has received a notification from a registered shareholder pursuant to the FCA’s Disclosure and Transparency Rules. The registered shareholder has advised that the number of shares held by them in the Company, in which they have voting rights are as follows:

Morgan Stanley

(Institutional Securities Group and Global Wealth Management)

Through

Morgan Stanley & Co. International plc

Morgan Stanley Investments (UK)

Morgan Stanley UK Group

Morgan Stanley Group (Europe)

Morgan Stanley International Limited

Morgan Stanley International Holdings Inc.

13,863,864 ordinary shares (8.30%)

Ends

5 Aug 2015

CSR plc

Shareholder Notification

CSR plc (the “Company”) has received a notification from a registered shareholder pursuant to the FCA’s Disclosure and Transparency Rules. The registered shareholder has advised that the number of shares held by them in the Company as an indirect holding, in which they have voting rights, are as follows:

UBS Investment Bank and UBS Group AG

Through

UBS AG London Branch

UBS Limited

UBS Securities LLC

8,364,956 ordinary shares (5.01%)

Ends